

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

<u>Via E-mail</u>
Pankaj Modi
Chief Executive Officer
Mindesta Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

> **Re: Mindesta Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed November 28, 2014**
> **File No. 000-30651**

Dear Mr. Modi:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

CTT Pharma, page 4

1.   We note the materials provided in response to comment 3 of our October 7, 2014 letter. Please mark the supporting statements in the supplemental materials to indicate clearly which statements in your disclosure that they support, as requested in our comment.

Government Regulation, page 14

2.   Refer to comment 5 in our letter dated November 13, 2014. It is unclear how you determined that regulations in Germany are not relevant at this time given your statement that management has determined to focus its initial efforts on these markets. Please revise or advise.

<u>Certain Relationships and Related Transactions…, page 33</u>

3. Please revise your disclosure to state clearly, if true, that the $10,000 advances are not interest bearing, as you indicate in your response to comment 9 in our letter dated November 13, 2014. The disclosure in this section refers to both non-interest bearing and below market interest. Also, please reconcile the amount of professional fees paid on behalf of the company as disclosed in this section with your response letter. Lastly, please add to this section your response regarding the professional fees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via email): Jeffrey G. Klein, Esq.